111 Congress Avenue, Suite 1400
Austin, TX  78701-4043
512.472.5456

Chauncey M. Lane
Direct: 512.479.1190
Direct fax: 512.226.7223
Chauncey.Lane@huschblackwell.com

April 14, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SMSA Gainesville Acquisition Corp.
Preliminary Information Statement on Schedule 14C
Filed February 18, 2014
File No. 000-53803

Ladies and Gentlemen:

On behalf of the Company, we request additional time to amend the above-referenced filing consistent with your comments received on March 14, 2014.  We expect to file our response and amended filing no later than April 18, 2014.

If you have any questions or comments, please contact me at 512-479-1190.

Regards,

/s/ Chauncey M. Lane

Chauncey M. Lane